Filed by Cavium, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cavium, Inc.

Commission File No. 001-33435

The following email communication was sent to employees of Cavium, Inc.

Marvell – Cavium Acquisition

Frequently Asked Questions on Immigration

January 2018

Based on the announcement that Marvell Technology Group Ltd. (Marvell) is proposing to acquire Cavium, Inc. (Cavium), we have prepared this Frequently Asked Questions (FAQ) handout to address how non-immigrant visas and the green card sponsorship process are typically handled in a merger and acquisition situation. The information below may change as decisions are made and more definitive information becomes available. Also, please note that the information below is general information and should not be construed as legal advice. Please seek counsel from an Immigration Attorney for specific advice pertaining to your case.

***NONIMMIGRANT VISAS****

H- 1B Status

➢	Q: What will happen to my H-1B status? Will I get a new H-1B approval from Marvell?

A: Typically, in similar merger and acquisition situations, your existing H-1B approval from Cavium or QLogic Corporation (Form I-797) will continue to remain valid for work and travel. Effective as of the closing of Marvell’s acquisition of Cavium (the Transaction), the acquiring company, Marvell, will provide a sworn memorandum to the Public Access File corresponding to your H-1B and assume all obligations, liabilities and undertakings of your H-1B petition filed by Cavium (or QLogic). With the sworn memo, there is no need to file an H-1B amendment. You, the employee, will not need to take any action.

➢	Q: Who will file the extension on my H-1B approval if it expires before the closing date?

A: The preparation of the H-1B extension petition can be initiated when you are within six months of your current H-1B expiration date. Cavium, through its immigration counsel – Rose Carson LLP – plans to file all H-1B extensions that can be completed prior to the closing date.

➢	Q: What documents do I need to carry with me to travel abroad once Marvell acquires Cavium?

A: If you are traveling internationally before the closing date, then you would travel as you normally would with your Cavium (or QLogic) approval notice and re-enter the U.S. using a valid/unexpired H visa.

If you are traveling after the closing date, and Marvell has updated your Public Access File as noted above, then you should plan to carry your Cavium (QLogic) approval notice, and documentation regarding the Transaction and your continued employment, which is typically provided by the acquiring company (Marvell). Alternatively, Marvell may file amended H-1B petitions to facilitate travel, should such be necessary.

L-1 Status

➢	Q: What will happen to my L-1 status after the closing date? Will I be able to continue my employment?

A: If, at the time of closing, Cavium will continue to operate as a surviving operating entity, it is expected that you may continue to work/travel in L-1 status. When additional information about the merger plan becomes available, you will be informed whether a new or amended L-1 filing is required.

➢	Q: What will happen to my L-1 status if/when Cavium is no longer an operating entity?

A: Subject to the closing of the Transaction and Marvell’s decision to transition you to become a Marvell employee, then Marvell can file an amendment to your L-1 status and request that USCIS amend your L-1 status to reflect Marvell as your new employer. You will be able to commence employment with Marvell following the approval of the petition.

TN, E-3, and H-1B1 Status

➢	Q: What happens to my status if I am on TN, E-3, or H-1B1 status with Cavium?

A: The TN, E-3, and H-1B1 regulations do not explicitly address whether a filing (or re-application at a Port of Entry or Consulate) is required in a merger and acquisition context When additional information about the merger plan becomes available, you will be informed whether a new TN, H-1B1, or E-3 filing (or re-application) is required.

F-1 Status

➢	Q: What happens to my status if I am on F-1 Optional Practical Training?

A: The F-1 OPT is not employer-specific. Thus, you are authorized to work for Cavium or, subject to the closing of the Transaction, Marvell based on your approved work permit. If there are changes, you must keep your school’s Designated Student Officer informed. You will be notified if any other steps are required in connection with the Transaction.

➢	What happens to my status if I am on F-1 STEM OPT?

A: If you are working at Cavium (QLogic) based on your F-1 STEM OPT, you must be required to update a new Training Program (Form I-983) to your Designated Student Officer in order to work for Marvell. Subject to the closing of the Transaction, Marvell intends to work with you and your manager to assist in updating such Training Program.

***IMMIGRANT VISA PROCESS***

➢	Q: What happens to my employment-based “green card” process that is sponsored by Cavium?

A: Generally, the employment-based green card process is comprised of the following two to three applications, which we discuss separately below:

1) Application for Permanent Employment Certification (“PERM”);

2) Immigrant Visa Petition (Form I-140); and

3) Application to Adjust Status (Form I-485).

***PERM***

➢	Q: What happens if my PERM application has not yet been filed at the time of closing?

A: Depending on the closing date and whether Cavium will continue to operate as a surviving entity, and for how long, Cavium’s and/or Marvell’s Immigration Counsel will decide whether or not it is appropriate to submit a Cavium PERM filing if your case is ready to submit.

➢	Q: What happens if my PERM application was submitted and pending review with the Department of Labor at the time of closing?

A: Typically, in a situation where Marvell is the successor-in-interest entity, then it will be able to file an I-140 petition using the Cavium PERM application, if and when it is approved. Marvell will become the employer sponsoring your green card application.

➢	Q: What happens if my PERM application was approved at the time of closing?

A: Depending on when the PERM is approved and the closing date, Cavium’s and/or Marvell’s Immigration Counsel will evaluate whether Cavium or Marvell will file the I-140 petition.

➢	Q: What happens if my PERM application was approved after closing?

A: Typically, in a situation where Marvell is the successor-in-interest entity, then it will be able to file an I-140 petition using the approved Cavium PERM application. Marvell will become the employer sponsoring your green card application.

***I-140***

➢	Q: What happens if the I-140 filed by Cavium is pending review with USCIS at the time of closing?

A: Marvell may amend the pending I-140 petition to reflect it as the new sponsoring employer.

➢	Q: What happens if the I-140 filed by Cavium is approved at the time of closing?

A: Marvell, as the successor-in-interest, will file an I-140 petition to amend the approved Cavium I-140 to reflect Marvell as the successor employer.

***I-485***

➢	Q: What happens to the I-485 application that I filed as a Cavium employee, which is based on the position offered by Cavium, if it is still pending review with USCIS at the time of closing?

A: The I-485 application is your own individual application. Typically, after your I-140 has been approved and if your I-485 has been pending review at USCIS for over six months and Marvell offers you a position that is the same/similar to the role described on your approved Cavium I-140, then you can file the Form I-485 Supplemental J with USCIS to have Marvell become the employer sponsoring your green card application. Your dependents will not need to file the Form I-485 Supplemental J.

➢	Q: What happens to the work permit (Form I-765) and/or advance parole document (Form I-131) that I submitted with my I-485 application?

A: The work permit and travel document are your own individual applications; they are not tied to a specific employer. You may use these documents to work/travel.

General Tips/Information

As a foreign national, it is strongly recommended that you closely monitor your own / family member’s immigration status. Below are a few reminders of your additional immigration-related responsibilities while you are in the United States:

•	PASSPORT: Maintaining a valid passport while you are in the U.S., which includes filing timely renewal of your passport as soon as possible for you and any family members

•	I-94 RECORD: When you return to the U.S. from abroad, please download and review your latest Form I-94 (arrival/departure: www.cbp.gov/I94) record to ensure the information is correct. Your latest I-94 card may be the controlling document of your status and work authorization; and thus, it is important to make sure the information is correct after every entry into the U.S.

•	MOVING: Notifying USCIS within 10 days of moving by filing a Form AR-11 (https://www.uscis.gov/ar-11) for you and each family member

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Cavium, Inc. (“Cavium”) and Marvell Technology Group Ltd. (“Marvell”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction and the products and markets of each company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction, (ii) the failure to satisfy the conditions to the consummation of the transaction, (iii) the failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Cavium and Marvell, (iv) the effect of the announcement or pendency of the transaction on Cavium’s business relationships, operating results, and business generally, (v) risks that the proposed transaction disrupts current plans and operations of Cavium or Marvell and potential difficulties in Cavium employee retention as a result of the transaction, (vi) the outcome of litigation and other legal proceedings against Cavium and/or Marvell or to which Cavium and/or Marvell become subject, and (vii) the ability of Marvell to successfully integrate Cavium’s operations and product lines. The foregoing review of important factors should not be construed as exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Marvell and Cavium described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Marvell and Cavium assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Marvell nor Cavium gives any assurance that either Marvell or Cavium will achieve its expectations.

Additional Information and Where to Find It

This communication relates to a proposed transaction between Marvell and Cavium. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Marvell filed a Registration Statement on Form S-4 (Registration No. 333-222235) containing a preliminary joint proxy statement-prospectus with the SEC regarding the proposed transaction on December 21, 2017. The registration statement on Form S-4 has not yet been declared effective by the SEC and is subject to revisions, some of which may be significant. A definitive joint proxy statement/prospectus will be sent to all Cavium stockholders and all Marvell shareholders. Each party also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Cavium and investors and security holders of Marvell are urged to read the registration statement, the joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain or will be able to obtain free copies of the registration statement, the joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Marvell or Cavium through the website maintained by the SEC at www.sec.gov.

The documents filed by Marvell with the SEC also may be obtained free of charge at Marvell’s website at http://investor.marvell.com/ or upon written request to Marvell at 5488 Marvell Lane, Santa Clara, CA 95054.

The documents filed by Cavium with the SEC also may be obtained free of charge at Cavium’s website at http://investor.caviumnetworks.com or upon written request to 2315 N. First Street, San Jose, CA 95131.

For more information, investors are encouraged to visit

http://MarvellCavium.transactionannouncement.com.

Participants in Solicitation

Marvell, Cavium and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Cavium’s stockholders and from Marvell’s shareholders in connection with the proposed transaction. Information about Cavium’s directors and executive officers and their ownership of Cavium’s common stock is set forth in the joint proxy statement/prospectus. To the extent that holdings of Cavium’s securities have changed since the amounts printed in the joint proxy statement/prospectus, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about Marvell’s directors and executive officers is set forth in Marvell’s proxy statement for its 2017 Annual Meeting of Shareholders on Schedule 14A filed with the SEC on May 3, 2017. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction and other documents regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.